September 16, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (201)567-2203

Mitchell Cohen
Chief Financial Officer
Asta Funding, Inc.
210 Sylvan Ave.
Englewood Cliffs, New Jersey 07632


Re:	Asta Funding, Inc.
	Form 10-K filed December 14, 2004
	File No. 0-26906

Dear Mr. Cohen:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended September 30, 2004

Item 1, Description of Business, page 3

Consumer Receivables Business,  Receivables Purchase Program, page
5

1. We refer to the second paragraph on page 6 that states you have entered into joint ventures and participation and profit sharing agreements with your financial and service providers, as part of your strategy to acquire consumer receivable portfolios. In this regard, please tell us and provide us in future filings with the following information:



* describe the terms of the joint ventures that you have entered into and provide the disclosures required by paragraph 20 of APB 18, as amended by paragraph 15.e of SFAS 94;

* state the gains or losses recorded on your equity investments in joint ventures and disclose where they are recorded in the income statement;

* describe the terms of any material current and future funding requirements and discuss in MD&A their effects on your current and future cash flows and liquidity;

* state the duration and terms of the profit sharing agreements, including the conditions for revenue sharing and cost allocation.

2. We refer to the penultimate paragraph on page 7 that states you can return certain accounts to the seller. In this regard, please tell us and disclose in future filings:

* the conditions, including any contractual maximum amount of loans and time period under which you can return these accounts to the seller;

* if material, state the total dollar amount of loans you have returned to the seller for each fiscal period or that have been replaced with other receivables.

Portfolio Sales, page 10.

3. We refer to the statement that you sell certain receivables to other debt buyers to increase revenue and cash flows. In this regard, please tell us and in future filings provide the following information:

* describe the revenue recognition policies with respect to sale of receivables, including your consideration of paragraph 11.c of SFAS
140 with respect to recording recourse obligations on loans sold on a recourse basis;

* disclose the nature and total dollar amount of receivables sold during the last two fiscal years and the total gain or loss on sale of receivables for each period;

* state in what line item of the Consolidated Statement of Operations on page F-4 you have included the gain or loss on these sales;

* disclose in the Consolidated Statement of Cash Flows on page F-6 the cash flows that have resulted from the sale of these receivables and the adjustment to reconcile net income to net cash provided by operating activities.


Other Activities, page 11

4. We refer to the forbearance agreement entered into with SBR in April 2002 in connection with the loans the Company provided to SBR.
Considering you wrote off your entire investment in 2001, please tell us and in future filings disclose:

* the business reasons for entering into a forbearance agreement in
2002 with respect to the loans provided to SBR;

* the conditions of the forbearance and warrant agreements with SBR, including any contingencies or funding commitments retained by the Company.

Risk Factors, page 13

5. We refer to the risk factor on page 15 titled "We are dependent upon third parties to service a majority of our consumer receivable portfolios". Please reconcile the statement that you outsource a majority of your receivable servicing with the following statements in MD&A by telling us how they are applicable or consistent with page
15:

* the "Third-Party Servicing Revenues" section on page 29 states you recorded in 2004 a 76.3% decrease in third party servicing expenses as compared to 2003 due to the elimination of accounts being serviced by third parties during 2004;

* the "Revenues" section on page 28 states management decided in
2004
to implement a greater collection effort using its attorney networks and the courts for collection which partially resulted in a change in accounting estimate for recognizing a $9.8 million increase in finance income in 2004.

Selective Financial Data, page 25

6. In future filings, please present the selected financial data for the five-year period ended September 30, 2004 in the same chronological order as the Consolidated Statement of Operations.
Refer to Staff Accounting Bulletin 11.E, "Chronological Ordering of
Data".

7. Reconcile the $845,000 of the provision for credit losses for
2004
with the $300,000 for 2004 shown in the Consolidated Statement of Operations on page F-4 by correcting any incorrect amount in future filings or tell us why you believe this presentation is correct.







MD&A, Critical Accounting Policies, page 27

8. We refer to the critical accounting policies regarding the use of the interest method or the cost recovery method to account for your consumer receivable portfolios. We note the Company, using the interest method permitted under AICPA Practice Bulletin No. 6 has made the following changes in estimate regarding cash flows from receivables in 2004 and 2003:

* in 2004 the Company revised its estimate of future collections of accounts receivable based on projected cash flows through 2007, which resulted in a $9.8 million increase in finance income during the year, equal to 25% of pre-tax income for 2004;

* as stated in the "Revenues" section of MD&A on page 29, in 2003 the
Company changed its accounting estimate regarding future collections of account receivable resulting in an increase of $8.1 million in financing income, equal to 47% of pre-tax income for 2004.

Considering the significant impact the change in estimate of future collections has had on your pre-tax income for 2003 and 2004, please tell us and discuss in MD&A in future filings the following:

* explain the methodology used to determine the material increases in projected cash flows through 2007 which resulted in the significant changes in estimates of financing income for 2003 and 2004;

* discuss any changes in your methodology for determining future cash collections in 2003 and 2004 as compared to prior fiscal years;

* discuss any significant changes in the risk characteristics and size of your loan portfolio for each period that affected your estimate of future cash flows;

* state how you determined the total probable collections through 2007 considering the third paragraph on page 27 states the majority of the cash you ultimately collect on a portfolio is received during the first 18 months after acquiring the portfolio;

* describe how you determine changes in the effective interest rate considering the timing and amounts of actual cash received and the anticipated future cash flow projection for each loan or pool of loan.

9. We refer to the first paragraph on page 28 that states you recognized finance income on a portfolio purchases in 2001 at the gross amount received by the servicer and reported servicing costs as an expense on your income statement. In this regard, tell us and provide the following information in future filings:


* discuss the authoritative accounting guidance you relied upon to present finance income on a gross basis for this accounts receivable portfolio considering you generally recognize finance income, net of collection fees paid to third party collection agencies;

* state the total amount of gross finance income and related servicing costs recorded separately in the income statement for each period in which the portfolio remained outstanding in order to provide comparability with respect to other finance income recognized on a net basis.

10. We refer to the statement that you entered into a fifty
percent
profit sharing agreement with your lender with respect to certain consumer receivable portfolios you acquired which resulted in a $1.6 million charge to interest expense in 2003 from a change in accounting estimate to record a revised third party profit allocation. In this regard, please tell us and include in future filings the following:

* discuss the authoritative accounting literature in which you relied upon to record the gross finance income from the profit sharing agreement and an expense for the change in estimate related to the third-party profit allocation in 2003;

* state the basis for not recording a charge during 2004 considering the Company continued to retain the portfolio and the future cash flows are estimated on a quarterly basis;

* disclose the total original amount of the portfolio subject to the participation agreement, the duration of the agreement and the current balance of the portfolio.

MD&A, Year ended September 30, 2004 compared to the year ended
September 30, 2003, page 29

11. We refer to the "General and Administrative Expenses" section that states you incurred increased receivable servicing costs due in
part to the acquisition of a call center in January 2003.   In
this
regard, please tell us and state in future filings the following:

* provide the footnote disclosure required by paragraphs 52 to 55 of
SFAS 141 regarding the terms of the acquisition, including the total cost of the acquisition and how it was financed;

* explain why the Consolidated Statement of Cash Flows on page F-6 does not disclose the dollar amount and sources of cash used to acquire the call center.



12. With respect to the "Provision for Credit Losses" section on page
29 and Note C, "Allowance for Credit Losses" on page F-10, please tell us and provide the following information in future filings:

* describe the reasons why the Company has not recorded an
allowance
for loans losses in 2004 considering it has in its portfolio performing and semi-performing receivables and has applied the interest method on portfolios aggregating $144.8 million. Refer to
Note B, "Consumer Receivables Acquired for Liquidation" on page F-
10
and the "Overview" section on page 3;

* discuss the methodology used for determining the adequacy of the allowance for loan losses considering in 2004 the provision of $300,000 was for the same amount as the finance receivable written down. Consider in your response Note A[7], "Credit Losses" states the provision is charged to maintain the allowance at a level considered adequate to cover loses of principal in auto loans and finance receivables;

* describe in a footnote your accounting policies with respect to determining impairments on loans receivable for which you accrue interest income. Disclose any expected changes with respect to the adoption of SOP 03-3, effective for fiscal years beginning after December 15, 2004, that requires decreases in expected cash flows to be recorded as impairments to the loans;

* explain the meaning of the statement in the "Provision for
Credit
Losses" section of MD&A for fiscal 2003 on page 30 that the
provision
for credit losses decreased from $1 million in 2002 to $0.00 in
2003
"due to a decrease in the provision for credit losses on your financed receivables in 2003 as compared to the prior year". Tell us and discuss in future filings the reasons for any material changes in the provision, such as changes in the risk characteristics of the loan portfolio that resulted in the Company not recording a provision for credit losses in 2003.

MD&A, Year ended September 30, 2003 compared to the year ended
September 30, 2002, page 29

13. We refer to the statement that most of your factored receivables were sold on November 25, 2002 which resulted in a decrease in finance income on these receivables during 2003 as compared to 2002.
In this regard, please tell us and, if material, disclose in future filings:

* the total amount of factored receivables sold and the terms of the sale, including if they were sold on a recourse or non-recourse basis. If they were sold on a recourse basis, state the recourse liability recorded in accordance with paragraph 11.c of SFAS 140;


* the gain or loss on the sale of these receivables on the face of the income statement for 2003;

* the nature and amount of factored receivables that were retained by the Company and where they are recorded in the Consolidated
Balance
Sheet on page F-3.

Liquidity and Capital Resources, page 31

14. With respect to the table that shows changes in finance receivables, tell us and disclose in future filings the amount of sales of consumer receivable portfolios made to third parties separately from the cash collections on consumer receivables. Similar disclosure should be provided with respect to the line item
"Principal payments received from sale or collection of consumer receivables" in the "Cash Flows from Investing Activities" section of the Consolidated Statement of Cash Flows on page F-6. In addition, the dollar amount of gains or losses on sales of consumer receivables should be included in the adjustments to reconcile net income to net cash provided by operating activities.

Schedule of Portfolios by Income Recognition Category, page 33

15. Please explain and discuss in future filings how you determine the effective interest rate for determining finance income earned on the interest method portfolios. Consider in your response the following:

* describe if you are recording interest income based on the estimated effective yield on loan pools or by using the contractual interest rates on the loans;

* state if losses on loans within the pool are taken into account, together with the discount, to establish the effective yield or if losses are offset against the discount;

* explain why the finance income earned of $45.3 million in 2004 is
32% of the $144.8 million receivable carrying value of the interest method portfolio at year end.

Item 9A. "Controls and Procedures", page 36

16. We note you have not filed the Accountants report on management`s assessment of internal control over financial reporting and Management`s annual report on internal control over financial reporting required by Items 308(a) and 308(b) of Regulation S-K and
PCAOB Auditing Standards No. 2. In this regard, tell us and state in future filings if you qualify for the extended compliance period in
SEC Release 33-8392 for non-accelerated filers for implementing
Section 404 of the Sarbanes Oxley Act.




Financial Statements for the year ended September 30, 2004

Note A[4], Income Recognition, page F-7

17. We refer to the statement that estimated future cash flows are reevaluated quarterly. Tell us and in future filings state the effects on the reevaluation for each of the following possible conditions:

* the revised forecasted cash flows are in excess of the forecasted cash flow prior to the reevaluation;

* the revised forecasted cash flows are less than the forecasted cash flows prior to the reevaluation;

* the revised forecasted cash flows are less than the remaining carrying value.

Note B, Consumer Receivables Acquired for Liquidation, page F-10

18. Tell us and disclose in future filings the nature and risk characteristics of the loan portfolios for which the interest method and the cost recovery method are appropriate.

Form 10-Q for the period ended March 31, 2005

Note 3, Consumer Receivables Acquired for Liquidation, page 8

19. We refer to the acquisition in March 2005 of Option Card, LLC, a consumer debt buyer and debt management company, which included a portfolio of distressed receivables of $197 million, a facility in Denver and a computer software system. In this regard, please tell us and include the following information in future filings:

* provide the footnote disclosure required by paragraphs 52 to 55 of
SFAS 141 regarding the acquisition of this business, including the allocation of the fair value of the business to the acquired facilities, the computer software system and to any goodwill recognized in the transaction. Refer in your response to the transcript of the March 8, 2004 webcast filed as Exhibit 99.2 of the
Form 8-K dated March 8, 2005, which states that:

o the acquisition will give the Company a presence in the West, buying and debt management, an established network and a computer system that has beneficial features that will be incorporated in the
Company`s existing system;




o the acquisition will permit the Company to integrate the Option
Card management and its legal network. Approximately 25 employees involved in internal collection efforts were acquired as part of the
Denver office facilities.

o explain why the Consolidated Statement of Cash Flows on page F-6 does not disclose the dollar amount and sources of cash used in this acquisition. Refer in your response to page 3 of the transcript that states the transaction was financed with cash and debt from your credit line.

*	*	*

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.













        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
Asta Funding, Inc.
Mitchell Cohen
Page 1 of 10